UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THE DIRECTV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 540211109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

THE DIRECTV GROUP, INC.

This Report on Schedule 13D/A relates to the common stock, par value $.01 per share (the “Common Stock”) of The DirecTV Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).

The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), on March 7, 2008 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On November 19, 2009, the Reporting Person completed its previously announced split-off (the “Split-Off”) of Liberty Entertainment, Inc. (“LEI”) from the Reporting Person and the business combination transaction among the Reporting Person, LEI and the Issuer (the “DTV Business Combination”).  The Split-Off was accomplished by a partial redemption by the Reporting Person of 90% of the outstanding shares of Liberty Entertainment common stock in exchange for all of the outstanding shares of common stock of LEI.  LEI holds Liberty Media’s 57% interest in the Issuer, a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in Game Show Network, LLC and approximately $120 million in cash and cash equivalents, and is the obligor on approximately $2 billion of indebtedness.

Immediately following the Split-Off, the Reporting Person, LEI and the Issuer completed the DTV Business Combination and each of LEI and the Issuer became wholly owned subsidiaries of a new public holding company named DIRECTV (“Holdings”).  Pursuant to the DTV Business Combination, (i) John C. Malone, Chairman of the boards of the Reporting Person, LEI and the Issuer, and certain related persons (collectively, the “Malones”) contributed each of their shares of LEI Series B common stock to Holdings for 1.11130 shares of Holdings Class B common stock, (ii) LEI merged with a wholly-owned subsidiary of Holdings, and each share of LEI common stock (other than shares of LEI Series B common stock held by the Malones) was exchanged for 1.11130 shares of Holdings Class A common stock, and (iii) the Issuer merged with a wholly-owned subsidiary of Holdings, and each share of Common Stock was exchanged for one share of Holdings Class A common stock.

Prior to the completion of the transactions described herein, John C. Malone, Gregory B. Maffei (President and Chief Executive Officer of the Reporting Person) and Paul A. Gould (a director of LEI), were each appointed to the ten member board of directors of Holdings.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented to add the following information:

(a)  and (b)  The responses of the Reporting Person to Rows (7) through (13) of the second page of this Amendment are incorporated herein by reference.  As a result of the completion of the Split-Off on November 19, 2009, the Reporting Person no longer beneficially owns any shares of Common Stock.  Except as previously disclosed in the Schedule 13D, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of Common Stock.

(c)  Except as described herein or in connection with the DTV Business Combination, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has acquired or disposed of any shares of Common Stock.

(d)  Not applicable.

(e)  November 19, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2009	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)

Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).

7(c)

Letter Agreement dated May 6, 2008 among the Issuer, the Reporting Person, Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on May 7, 2008).

7(d)

Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009 (the “DTVG 8-K”)).

7(e)

Amendment No. 1 to Agreement and Plan of Merger, dated as of July 29, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K as filed on July 30, 2009).

7(f)

Amendment No. 2 to Agreement and Plan of Merger, dated as of October 2, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K as filed on October 2, 2009).

7(g)

Voting, Standstill, Non-Competition and Non-Solicitation Agreement, dated as of May 3, 2009, by and among Liberty Media Corporation, DIRECTV, The DIRECTV Group, Inc., Liberty Entertainment, Inc., Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.2 to the DTVG 8-K).

7(h)

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DTVG 8-K).

7(i)

Amendment No. 1 to Voting and Right of First Refusal Agreement, dated as of July 29, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K as filed on July 30, 2009).